EXHIBIT 99.6

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the incorporation by reference in the registration statements (Nos. 333-97305, 333-13456 and 333-6436) on Form S-8, (No. 33-77022) on Form F-3 and (No. 333-122526) on Form F-10 of Enbridge Inc. (the “Corporation”) of our report dated January 25, 2005, relating to the financial statements of the Corporation as at December 31, 2003 and 2004 and for the years then ended, which report is included in Exhibit 4 to this Annual Report on Form 40-F of the Corporation.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
January 25, 2005